Filed pursuant to Rule 424(b)(3)
Registration No. 333-219127

BLACKSTONE FLOATING RATE ENHANCED INCOME FUND

Supplement No. 1, dated May 13, 2024, to the

Prospectus, dated January 29, 2024 (the “Prospectus”), for Common Shares of Beneficial

Interest

After careful consideration, the Adviser has recommended, and the Board of Trustees (the “Board”) of the Fund has approved, the orderly liquidation of the Fund (the “Liquidation”) and a plan of liquidation. As part of the orderly liquidation of the Fund and in an effort to ensure the timely return of capital to shareholders, the Fund expects to return at least 90% of shareholder capital within the next four to six weeks across one or more special liquidating dividends (each, a “Special Liquidating Dividend”). The Fund expects the first special liquidating dividend to be paid on or about June 13, 2024. The Special Liquidating Dividends will include a return of capital to shareholders, although not for tax purposes (as described below).

The Adviser and the Board believe an orderly liquidation of the Fund is in the best interest of shareholders. The Fund has performed in line with its benchmark since inception, has delivered what the Adviser believes is attractive income to investors consistent with its investment objectives, and has consistently met shareholders’ liquidity needs via its monthly repurchase offers. However, the Adviser believes that the Fund would need greater scale in order to continue to successfully meet its performance and investment objectives and be cost-effective for shareholders over time.

Effective immediately, the Fund’s Prospectus is amended to incorporate the following information:

Rejection of Orders to Purchase Shares. Effective as of the date of this Supplement, the Fund and/or the Distributor will reject any orders to purchase the Fund’s shares.

Mechanics of Liquidation. The Board of Trustees has adopted a Plan of Liquidation pursuant to which the Fund will seek to orderly liquidate, pay debts, distribute remaining assets to shareholders through Special Liquidating Dividends consisting of return of capital (although not for tax purposes, as described below) in whole or in part and otherwise wind down the Fund’s affairs. Although the Adviser will seek to preserve the value of your investment throughout the liquidation process, there is no assurance that it will be successful in doing so. The Fund will depart from its stated investment objectives and policies as the Fund liquidates its holdings.

Costs in Connection with the Liquidation. The Fund will bear certain costs in connection with the Liquidation, including with respect to the sales of assets, repayment of debt, brokerage commissions and taxes. As a result of these costs, as well as potential market movements, shareholders may receive less than the Fund’s net asset value per share as of today and as of any ultimate approval of the Fund’s dissolution. The Adviser has agreed to bear all other costs of the Liquidation, including the costs of fees related to printing, mailing, legal, accounting, custodian and transfer agency fees, and the expenses of any reports to shareholders. Further, the Adviser does not intend to treat the expenses associated with the

Liquidation as “extraordinary expenses” under the Fund’s Expense Limitation and Reimbursement Agreement, thus subjecting such expenses to that agreement.

Automatic Dividend Reinvestment Plan. Effective as of the date of this Supplement, the automatic Dividend Reinvestment Plan (the “Plan”) of the Fund has been terminated. As a result of the suspension of the Plan, no distributions will be reinvested in additional Shares after the date of this Supplement and instead shareholders will receive any distributions in cash.

Daily Dividend Declaration and Monthly Distribution. Effective as of the date of this Supplement, the Fund’s daily declaration and monthly distribution of dividends has been terminated. As a result, no such dividends will be made. Shareholders of record as of May 12, 2024 will receive a distribution of dividends declared through May 12, 2024.

Advisory Fee. The Adviser has agreed to voluntarily waive its Advisory Fee beginning on May 13, 2024 and going forward.

Periodic Repurchase Offers. The Fund expects to continue to conduct monthly repurchase offers until (i) there are no remaining outstanding shares to be repurchased, (ii) there are no assets remaining in the Fund, or (iii) the Fund is otherwise no longer legally required to conduct such repurchase offers. The Fund may open such repurchase offers later than the first business day of the relevant month and may keep them open fewer than eight business days. All repurchase offers will continue to be conducted in accordance with the Fund’s fundamental policy to make monthly repurchase offers.

U.S. Federal Income Tax Matters. For U.S. federal income tax purposes, the Liquidation will be a taxable event, causing the shareholders of the Fund that are subject to U.S. federal income tax to recognize any gain or loss in their Fund shares. The liquidating distributions (including, for the avoidance of doubt, any Special Liquidating Dividend) paid to each shareholder will generally be treated for U.S. federal income tax purposes as payments in exchange for the shareholder’s shares (except for any portion of a liquidating distribution that is treated as a dividend for U.S. federal income tax purposes), and a shareholder subject to U.S. federal income tax generally will recognize capital gain or loss equal to the difference between (i) the amount of the distributions that is treated as payment in exchange for the shareholder’s shares, including the fair market value of any assets distributed in kind, and (ii) his or her basis in such shares. A shareholder should consult with his/her tax advisor to discuss the Fund’s liquidation and the potential tax consequences to the shareholder.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

Please retain this supplement for future reference.